Exhibit 12.1

MRS. FIELDS FAMOUS BRANDS, LLC

COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Fiscal Year Ended
	December 29,	December 30,	December 31,	January 1,	January 3,
	2007	2006	2005	2005	2004
	(Dollars in thousands)
Fixed Charges:
Interest on debt and capitalized leases	$21,804	$21,478	$21,482	$25,073	$25,080
Interest in rental expenses	350	300	169	145	157
Total Fixed Charges	$22,154	$21,778	$21,651	$25,218	$25,237

Earnings:
Pretax income (loss) from continuing operations	$4,687	$(24,341)	$(40,716)	$4,816	$6,916
Fixed charges	22,154	21,778	21,651	25,218	25,237
Total Earnings (Loss)	$26,841	$(2,563)	$(19,065)	$30,034	$32,153

Ratio of earnings (loss) to fixed charges	1.21	N/A	N/A	1.19	1.27
Amount by which earnings were insufficient to cover fixed charges	N/A	$24,341	$40,716	N/A	N/A